Prospectus Supplement

Grosvenor Registered Multi-Strategy Fund (TI 2), LLC

Supplement dated January 3, 2022 to the current prospectus, as may be supplemented (the “Prospectus”)

Effective immediately, Matthew R. Leimetter will no longer serve as the portfolio manager of the Grosvenor Registered Multi-Strategy Master Fund, LLC (“Master Fund”), and will be replaced as a portfolio manager of the Master Fund by Andrew T. Preda. Accordingly, effective immediately, all references to Mr. Leimetter will be removed from the Prospectus. Additionally, effective immediately, the following amends and restates certain information under the “Constructing a portfolio designed to meet the objectives of the Master Fund, through the use of approved investment strategies and Investment Funds” sub-section in the “GCMLP’s Investment Process” section under the heading “Investment Program”:

The Portfolio Committee has designated Mr. Andrew T. Preda as the portfolio manager of the Master Fund.

Andrew T. Preda, Managing Director, Absolute Return Strategies
•	Joined GCM Grosvenor, 2007
•	Previous Experience
o	Madison Capital Funding, LLC, 2004 - 2007
o	JPMorgan Chase and its acquired entities, 1993 - 2003
•	Education and Accreditations
o	University of Michigan; B.A., Political Science, 1993
o	University of Chicago Booth School of Business, Master of Business Administration, 2003

Additionally, the following information regarding Mr. Preda supplements the information presented under the heading “Portfolio Managers.”

The table below provides information regarding the other accounts managed by Andrew Preda for which he has primary responsibility of the day-to-day management. For purposes of this breakdown, leverage and investments in GCMLP sub-funds are not included.

The table below provides information as of September 30, 2021:

	# of Accounts Managed[1]	Total Assets Managed*	# of Accounts Managed for Which Advisory Fee is Performance Based[2]	Assets Managed for Which Advisory Fee is Performance Based[3]*
Andrew T. Preda
Registered investment companies	0	$0	0	N/A
Other pooled investment vehicles	28	$9.0 billion	4	$2.3 billion
Other accounts	1	$549.6 million	1	$549.6 million

1          For purposes of this column, “master-feeder” structures, which may include multiple “feeder” funds, are counted as one account.
2          For purposes of this column, “feeders” into a “master fund” are counted as individual accounts where they have performance-based fees.
3          Total AUM for each account is included. Note, however, that in some accounts, some investors may not be subject to performance-based fees.
*         Assets under management as of the end of a particular period include all subscriptions to, and are reduced by all withdrawals from, GCMLP funds effected in conjunction with the close of business the last day of such period. Data for 2021 are estimated and unaudited.

In addition, effective immediately, the following amends and restates certain information under the “Compensation Structure” section under the heading “Portfolio Managers”:

Messrs. Richter, Meyers and Preda each receive a fixed base salary, an annual bonus based upon individual performance as well as the success of the firm, and have been granted restricted stock units in GCM Grosvenor Inc., the parent entity.  Messrs. Richter, Meyers and Preda may participate from time to time in certain performance-related economics (e.g., incentive fees or carried interest) that the firm receives for managing certain investment funds, but not directly from the Fund.  In addition, each of Messrs. Richter and Meyers holds profit participation interests in a management holding company.

You should read this supplement in conjunction with the Prospectus and retain it for your future reference.